UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BTRS Holdings Inc.
(Name of Issuer)

Class 1 Common Stock
(Title of Class of Securities)

11778X 104
(CUSIP Number)

Flint A. Lane
1009 Lenox Drive, Suite 101
Lawrenceville, New Jersey 08648
Tel: (609) 235-1010
 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 12, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11778X 104

1	NAMES OF REPORTING PERSONS
Flint A. Lane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,193,618

	8	SHARED VOTING POWER
7,839,464

	9	SOLE DISPOSITIVE POWER
18,193,618

	10	SHARED DISPOSITIVE POWER
7,839,464

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,033,082

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This Schedule 13D is filed by Flint A. Lane (“Mr. Lane”) and Flint Lane 2009 Grantor Retained Annuity Trust (the “2009 Trust”, and together with Mr. Lane, the “Reporting Persons”). Certain members of Mr. Lane’s immediate family are both the trustee and beneficiaries of the 2009 Trust. Accordingly, the shares owned by the 2009 Trust are included herein.  However, Mr. Lane disclaims beneficial ownership of the shares held by the 2009 Trust.

(2)
Represents the percentage ownership based on (i) 138,724,644 shares of class 1 common stock of the Issuer outstanding as of January 12, 2021, as reported in the Current Report on Form 8-K filed on January 14, 2021, (ii)  648,735 options that are exercisable within 60 days of January 12, 2021, (iii) 2,561,320 shares of class 1 common stock of the Issuer that are issuable to Mr. Lane pursuant to certain earnout rights received in the business combination described in this Schedule 13D, and (iv) 4,930 shares of class 1 common stock of the Issuer underlying restricted stock units that are issuable to Mr. Lane pursuant to certain earnout rights received in the business combination described in this Schedule 13D.

1	NAMES OF REPORTING PERSONS
Flint Lane 2009 Grantor Retained Annuity Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,839,464

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,839,464

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,839,464

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This Schedule 13D is filed by Flint A. Lane (“Mr. Lane”) and Flint Lane 2009 Grantor Retained Annuity Trust (the “2009 Trust”, and together with Mr. Lane, the “Reporting Persons”). Certain members of Mr. Lane’s immediate family are both the trustee and beneficiaries of the 2009 Trust. Accordingly, the shares owned by the 2009 Trust are included herein. However, Mr. Lane disclaims beneficial ownership of the shares held by the 2009 Trust.

(2)
Represents the percentage ownership based on (i) 138,724,644 shares of class 1 common stock of the Issuer outstanding as of January 12, 2021, as reported in the Current Report on Form 8-K filed on January 14, 2021 and (ii) 771,448 shares of class 1 common stock of the Issuer that are issuable to Mr. Lane pursuant to certain earnout rights received in the business combination described in this Schedule 13D.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class 1 common stock, par value $0.0001 per share (the “Common Stock”), of BTRS Holdings Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648.

Item 2.	Identity and Background

(a)          This Schedule 13D is filed by (i) Flint A. Lane, an individual (“Mr. Lane”) and Flint Lane 2009 Grantor Retained Annuity Trust, a New Jersey trust (“2009 Trust” and, together with Mr. Lane, the “Reporting Persons”).

(b)          The business address of each of the Reporting Persons is BTRS Holdings Inc., 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648.

(c)          Mr. Lane is the Chief Executive Officer and the chairman of the Board of Directors of the Issuer. Certain members of Mr. Lane’s immediate family are both the trustee and beneficiaries of the 2009 Trust.

(d)–(e)   During the last five years, each Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Lane is a citizen of the United States. The 2009 Trust is a New Jersey trust.

Item 3.	Source and Amount of Funds or Other Consideration

On January 12, 2021 (the “Closing Date”), the Issuer (f/k/a South Mountain Merger Corp. (“South Mountain”)) consummated the previously announced mergers (the “Business Combination”) pursuant to a Business Combination Agreement, dated October 18, 2020 (as amended on December 13, 2020) (the “Business Combination Agreement”), by and among South Mountain, BT Merger Sub I, Inc., a wholly-owned subsidiary of South Mountain, BT Merger Sub II, LLC, a wholly-owned subsidiary of South Mountain, and Factor Systems, Inc. (d/b/a Billtrust) (“Legacy Billtrust”).

In connection with the consummation of the Business Combination, (i) Mr. Lane received 15,750,081 shares of Common Stock in exchange for securities of Legacy Billtrust held by Mr. Lane prior to the Business Combination, (ii) the 2009 Trust received 7,068,016  shares of Common Stock in exchange for securities of Legacy Billtrust held by the 2009 Trust prior to the Business Combination and (iii) Mr. Lane received 648,735 options that are exercisable within 60 days of January 12, 2021 in exchange for options of Legacy Billtrust held by Mr. Lane prior to the Business Combination.

In addition, pursuant to the terms of the Business Combination Agreement, each of Mr. Lane and the 2009 trust has the right to receive (a) 894,936 and 385,724 shares of Common Stock, respectively, when the closing price of the Common Stock equaled or exceeded $12.50 for 20 trading days within a consecutive 30-trading day period ending on February 10, 2021 and (b) 894,936 and 385,724 shares of Common Stock, respectively, when the closing price of the Common Stock equaled or exceeded $15.00 for 20 trading days within a consecutive 30-trading day period ending on February 10, 2021 (collectively, the “Earnout Shares”). Mr. Lane also has the right to receive 4,930 restricted stock units when the closing price of the Common Stock equaled or exceeded $12.50 and $15.00 for 20 trading days within a consecutive 30-trading day period ending on February 10, 2021.

Item 4.	Purpose of Transaction

The information furnished in Item 3 is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

(a) – (b)  As of the date hereof, Mr. Lane beneficially owns 26,033,082 shares of Common Stock, which represents approximately 18.3% of the Common Stock, consisting of (a) 15,750,081 shares of Common Stock owned outright, (b) 7,068,016 shares held by the 2009 Trust, (c) 648,735 options held by Mr. Lane that are exercisable within 60 days of January 12, 2021, (d) 1,789,872 Earnout Shares issuable to Mr. Lane, (e) 771,448 Earnout Shares issuable to the 2009 Trust and (f) 4,930 shares of Common Stock underlying restricted stock units issuable to Mr. Lane. The percentage of ownership of Mr. Lane is based on (i) 138,724,644 shares of class 1 common stock of the Issuer outstanding as of January 12, 2021, as reported in the Current Report on Form 8-K filed on January 14, 2021, (ii)  648,735 options that are exercisable within 60 days of January 12, 2021, (iii) 2,561,320 Earnout Shares and (iv) 4,930 shares of Common Stock underlying restricted stock units issuable to Mr. Lane.

As of the date hereof, the 2009 Trust beneficially owns 7,839,464 shares of Common Stock, which represents approximately 5.6% of the Common Stock, consisting of (a) 7,068,016 shares held by the 2009 Trust and (b) 771,448 Earnout Shares issuable to the 2009 Trust. The percentage of ownership of the 2009 Trust is based on (i) 138,724,644 shares of class 1 common stock of the Issuer outstanding as of January 12, 2021, as reported in the Current Report on Form 8-K filed on January 14, 2021 and (ii) 771,448 Earnout Shares.

(c)  Other than the acquisition of the shares as reported herein, each Reporting Person has not affected any transactions in the shares of the Issuer during the past 60 days.

(d)  To the best knowledge of each Reporting Person, no person other than such Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Lock-up Agreement

In connection with the entry into the Business Combination Agreement, Mr. Lane entered into a lock-up agreement (a “Lock-up Agreement”). Pursuant to the Lock-up Agreement, Mr. Lane agreed not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 180 days after the Closing Date, subject to certain exceptions.

The foregoing summary of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material To Be Filed As Exhibits.

A.	Joint Filing Agreement
B.	Lock-up Agreement (incorporated by reference from Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on January 14, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2021

By:	/s/ Flint A. Lane
Flint A. Lane

Flint Lane 2009 Grantor Retained Annuity Trust

BY:	Kathryn E. Lane
ITS:	Sole Trustee

By:	/s/ Kathryn E. Lane